UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

United Insurance Holdings Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

910710102
(CUSIP Number)

R. Daniel Peed
20405 Hwy 249, Ste. 430
Houston, TX 77070
Telephone: (281) 257-6700

with a copy to:

Meir Katz, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 910710102

1	Name of Reporting Persons R. Daniel Peed

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	
	(b)	

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,074,786 Shares

	8	Shared Voting Power 17,439,186 Shares

	9	Sole Dispositive Power 2,074,786 Shares

	10	Shared Dispositive Power 13,951,349 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,439,186 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13	Percent of Class Represented by Amount in Row (11) 40.6% [1]

14	Type of Reporting Person (See Instructions) IN

1 Based on 42,984,578 outstanding shares of common stock as of November 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed on November 7, 2018.

SCHEDULE 13D
CUSIP No. 91336L 107

1	Name of Reporting Persons Peed FLP1 Ltd, L.L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	
	(b)	

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares

	8	Shared Voting Power 11,876,563 Shares

	9	Sole Dispositive Power 0 Shares

	10	Shared Dispositive Power 11,876,563 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,876,563 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13	Percent of Class Represented by Amount in Row (11) 27.6% [2]

14	Type of Reporting Person (See Instructions) PN

2 Based on 42,984,578 outstanding shares of common stock as of November 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed on November 7, 2018.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2017 (the “Statement”). This Amendment is being filed on behalf of R. Daniel Peed and Peed FLP1, Ltd. L.L.P. (“Peed FLP1” and, together with Mr. Peed, the “Reporting Persons”) identified on the cover pages of this Amendment because Mr. Peed entered into a Rule 10b5-1 Trading Plan with E*TRADE Securities LLC acting as agent for Mr. Peed, dated December 6, 2018.

Item 4. Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by the following information:

On December 6, 2018, Mr. Peed entered into a written sales plan with E*TRADE Securities LLC (“E*TRADE”) in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended, and Issuer’s policies regarding stock transactions (the “10b5-1 Trading Plan”). Under the 10b5-1 Trading Plan, Mr. Peed will sell up to 8,000 shares of the Issuer's common stock per trading day, subject to certain market conditions. Sales may commence on January 14, 2019 and would be completed by December 7, 2020 or when all covered shares are sold. Mr. Peed intends to sell up to 850,000 shares under the 10b5-1 Trading Plan. The 10b5-1 Trading Plan is intended to permit the orderly disposition of a portion of Mr. Peed’s holdings as part of his personal long-term financial plan for asset diversification and liquidity.

A copy of the 10b5-1 Trading Plan is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the 10b5-1 Trading Plan does not purport to be complete, and is qualified in its entirety by reference to the full text of the 10b5-1 Trading Plan.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in Item 6 of the original Statement or Item 4 herein of this Amendment (which are incorporated herein by reference), there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit Number	Description of Exhibit

1	E*TRADE Securities LLC Rule 10b5-1 Trading Plan, dated as of December 6, 2018, by and between Mr. Peed and E*TRADE Securities LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 13, 2018

R. DANIEL PEED

/s/ R. Daniel Peed

PEED FLP1, LTD., L.L.P.

By:	Peed Management, LLC,
its managing member

By:	/s/ R. Daniel Peed
Name: R. Daniel Peed
Title: Manager